UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 29, 2022

(Date of Report (Date of earliest event reported))

SALEEN AUTOMOTIVE, INC.

(Exact name of registrant as specified in its charter)

Delaware	45-2808694
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2735 Wardlow Road, Corona, CA	92882
(Address of principal executive offices)	(ZIP Code)

(714) 400-2121

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

The Form 1-K of Saleen Automotive, Inc. (the “Company”) was due to be filed on July 29, 2022. The Company has not yet filed that 1-K and therefore no offers or sales may be made under Regulation A at this time.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SALEEN AUTOMOTIVE, INC.

By:	/s/ Steve Saleen
Name:	Steve Saleen
Title:	Chief Executive Officer

Date: July 29, 2022

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